May 11, 2011

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
Form 6-K filed January 28, 2011
File No. 000-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares incorporated under the laws of the Republic of Singapore (the “Company” or “GigaMedia”), set forth below is the Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2009 Form 20-F”) and the Form 6-K of the Company filed January 28, 2011 (the “January 28, 2011 Form 6-K”) set forth in your letter dated April 28, 2011 (the “Comment Letter”).  For the convenience of the Staff, each comment in the Comment Letter is reprinted below in italics under the Staff’s topic headings and is followed in each case by the corresponding response of the Company.  Unless otherwise noted, references to the Company’s responses to the Staff’s prior comments are to the responses set out in the Company’s response letters dated September 29, 2010, November 15, 2010, December 23, 2010, January 25, 2011, February 21, 2011 and April 12, 2011.

Form 6-K filed January 28, 2011

1.
We note from your response to our prior comment 1 that it is now impractical for the company to estimate with any degree of certainty the timeline for the eventual resolution of the T2CN dispute or the likelihood of a successful outcome. Accordingly, management decided to completely write-off both your investment in and your advances to the entities held by T2CN. Tell us how you considered filing a Form 6-K to provide your investors with an update as to the status of this legal dispute and to disclose the fourth quarter impairment charges that were recorded as a result of such dispute.

Response:

At the time that management made the determination to completely write-off both its investment in and advances to the entities held by T2CN, the Company was in the process of drafting its press release announcing the Company’s fourth quarter and full year 2010 results.  In this press release, which was issued on May 4, 2011, the Company provided its investors with an update on the status of the legal dispute and the related impairment charges recorded for the investment in and the advances to the entities held by T2CN.  A Form 6-K that included this press release was filed on May 6, 2011.

2.	Your response indicates that the other shareholder in T2 Entertainment has taken certain actions that could be quite detrimental to your position in the litigation involving T2

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Entertainment. Please explain in further detail what actions this shareholder has taken and how it could impact your litigation process. Also, please provide the name of this shareholder and tell us whether this person holds an interest in any of the Group’s other entities.

Response:

As indicated in our Form 6-K furnished on November 15, 2010, Wang Ji was removed as the legal representative, executive director and manager of T2 Entertainment and Yan Guoming was appointed as the new legal representative, executive director and manager of T2 Entertainment with immediate effect by way of a shareholders’ resolution passed on August 7, 2010 (the “August 7 Resolution”) at a shareholders’ meeting of T2 Entertainment.   Wang Ji (who owned 20 percent of the shares of T2 Entertainment) and Lu Ning (who owned 80 percent of the shares of T2 Entertainment) appointed their respective representatives to attend such shareholders’ meeting and the August 7 Resolution was duly passed in accordance with articles of association of T2 Entertainment.

GigaMedia believes that Wang Ji currently has in his possession, among other things, the company seals, financial chops and business registration certificates of T2 Entertainment.  These documents are necessary for T2 Entertainment to run its online games business in the PRC.  Under PRC laws, the company seals, financial chops and business registration certificates are essential for entering into contracts, conducting banking business, or taking official corporate action of any sort.  Consequently, GigaMedia has not been able to register with the relevant local branch of the Administration for Industry and Commerce the shareholders’ resolution removing Wang Ji from his position as the legal representative, executive director and manager of T2 Entertainment.  In August, 2010, GigaMedia filed lawsuits against Wang Ji in the courts of the PRC seeking the return of all properties of T2 Entertainment in his possession, custody or control, including but not limited to the company seals, financial chops and business certificates.  Mr. Yan Guoming, as the newly appointed legal representative of T2 Entertainment, filed those lawsuits on behalf of T2 Entertainment.

In late March, 2011, we were informed by the court that Wang Ji had submitted supplementary documents to the court. The documents included a purported shareholders’ resolution of T2 Entertainment dated February 14, 2011 (the “February 14 Resolution”) which stated that the August 7 Resolution was invalid, that Mr. Yan Guoming has no authority or right to represent T2 Entertainment, and that Wang Ji is the executive director, legal representative and manager of T2 Entertainment and his acts representing T2 Entertainment are valid.  The February 14 Resolution claimed that Lu Ning and Wang Ji attended the shareholder’s meeting in person and passed the February 14 Resolution by mutual agreement.

We believe that the February 14 Resolution may be invalid and that, in any event, it cannot invalidate the August 7 Resolution. We continue to believe that Wang Ji was removed from his position as the legal representative of T2 Entertainment on August 7, 2010 and has no right to represent T2 Entertainment and that Mr. Yan Guoming is the legal representative of T2 Entertainment duly appointed by the August 7 Resolution and has the right to represent T2 Entertainment. The PRC courts are now in the process of considering the February 14 Resolution submitted by Wang Ji as supplementary evidence and the effect, if any, the resolution might have on the ongoing litigation.

While management continues to believe that its general legal position is sound and is vigorously contesting the purported attempt by Wang Ji to invalidate the August 7 Resolution, if the courts disagree with the Company’s position and rule that the August 7 Resolution is not valid and Mr. Yan Guoming is not the legal representative of T2 Entertainment then the litigation against Wang Ji in connection with T2 Entertainment could be dismissed. For avoidance of doubt,

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

the court’s decision on the February 14 Resolution and the August 7 Resolution will have no impact on the Company’s litigation against Wang Ji in connection with T2 Technology.

As described above, Ms. Lu Ning was the 80% shareholder of T2 Entertainment as nominee for the Company and she does not hold any interest in any of the Group’s other entities.

*   *   *   *

In connection with its responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the response to the Staff’s comment, or require additional information, please contact the undersigned at 011-852-3166-9830 or Alec P. Tracy in Skadden Arps’ Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps’ Washington, D.C. office at (202) 371-7000 and ask to be transferred to Mr. Tracy.

Sincerely,

/s/ Lester A. Wong
Lester A. Wong
General Counsel

cc:	Yichin Lee
Chief Executive Officer
GigaMedia Limited

Thomas Hui
President and Chief Operating Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited

Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP